Mail Stop 0306


March 9, 2005



Via Facsimile and U.S. Mail

Mr. Paul A. Kohmescher
Vice President and Chief Financial Officer
Mikron Infrared , Inc.
16 Thornton Road
Oakland, NJ  07436


	Re:	Mikron Infrared, Inc.
		Form 10-KSB for the fiscal year ended October 31, 2004
			Filed January 28, 2005
		Form 10-QSB for the fiscal quarter ended January 31,
2005
		File No. 0-15486

Dear Mr. Kohmescher:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB as of October 31, 2004

Item 6.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations - Page 21

Liquidity and Capital Resources - Page 23

1. We note your table of contractual obligations and commitments on page 24. This information appears similar to the information required by Item 303(a)(5) of Regulation S-K, but does not include all of the information required by that item. Please tell us why you included this information in your Form 10-KSB. If the information was provided voluntarily, please revise future filings where you include this information to be consistent with all the requirements of Item 303(a)(5) of Regulation S-K since to do otherwise may be confusing.

Critical Accounting Estimates - Page 25

2. We note that you include "some critical areas where estimates are required." Please respond to the following comments:

(A) In future filings please include a discussion of all accounting estimates and assumptions that may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on financial condition or operating performance.

(B) Your disclosure in critical accounting estimates should supplement, but not duplicate, your description of accounting policies in the notes to your financial statements. Your discussion should provide greater insight into the quality and variability of information regarding financial condition and operating performance.

(C) Please tell us why you included revenue recognition as a critical area where estimates are required. Please revise future filings to explain how you use estimates in determining the amount of revenue to record. Cite the accounting literature upon which you relied.

(D) See Release 33-8350.

Item 8A - Controls and Procedures - Page 27

3. We note your statement that "any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and that management must apply its judgment in evaluating the cost-benefit relationship of possible controls." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238,
available on our website at <http://www.sec.gov/rules/final/33-8238.htm>. Please note this comment also applies to your January 31,
2005 Form 10-QSB.

4. We note your statement included in your disclosure that management has concluded that your disclosure controls and procedures are effective "to ensure that material information relating to the Company and its consolidated subsidiary is made known to management, including the CEO and CFO, particularly during the period when [your] periodic reports are being prepared, and that [your] disclosure controls and procedures are effective to provide reasonable assurance that [your] financial statements are fairly presented..." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e)
of the Exchange Act and is also separately presented in your Item
8A.
Please revise to limit your conclusion to state simply whether the disclosure controls and procedures were effective. However, if you elect to retain qualifying language in your disclosure, revise so that the language is fully consistent with the definition of disclosure controls and procedures contained in Rule 13a-15(e).
In
this regard, please note that the term "reasonable assurance" does not appear in the definition of disclosure controls and procedures as set forth in the rule. Please note this comment also applies to your
January 31, 2005 Form 10-QSB.

5. We note your statement that "[your] CEO and CFO have concluded that, subject to the limitations described above, [your] disclosure controls and procedures are effective..." Because your statement contains the phrase "subject to the limitations above," it does not appear that your certifying officers have reached an unqualified conclusion that your disclosure controls and procedures are effective. Please revise to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures. Please note this comment also applies to your January 31, 2005 Form 10-QSB.

6. We note your statement that "[b]ased upon that evaluation ... material information relating to the Company and its consolidated subsidiary..." On page F-7 you refer to the company together with its direct and indirect wholly-owned subsidiaries. It does not appear that your conclusion includes all consolidated entities. As such, it appears that your certifying officers have reached an unqualified conclusion that your disclosure controls and procedures are effective. Please revise to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures. Please note this comment also applies to your January 31, 2005 Form 10-QSB.

7. We note your disclosure that "[t]here have been no significant changes in [your] disclosure controls or procedures or in other factors that could significantly affect them during the fourth quarter of 2004" [emphasis added]. Please revise your disclosure as follows:

(A) Under Item 308(c) of Regulation S-B, you are required to disclose
any change in your internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15 or 15d-15 that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Your current disclosure only refers to disclosure controls and procedures. As such, you should amend your filing to provide the required disclosure under Item 308(c) of Regulation S-B.

(B) Please ensure the language used in your disclosure concerning changes in your internal control over financial reporting indicates whether there was any change to your internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting, consistent with the language used in Item 308(c) of Regulation S-
B.

(C) Item 308(c) of Regulation S-B requires disclosure of any change that occurred during the quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and is therefore not limited to changes that could affect your internal control over financial reporting only during the period covered by the report. Please ensure that your disclosure complies.

Please note this comment also applies to your January 31, 2005
Form
10-QSB.

Consolidated Financial Statements - Page F-1

Note 1 - Summary of Significant Accounting Policies - Page F-7

8. Please tell us and disclose in future filings your policies with respect to inventory reserves. We note the disclosure in your critical accounting policies. Considering the increase in your inventory balance and the reason therefore as disclosed on page 24, address the procedures performed to ensure that any excess or obsolete inventory reserves are appropriately provided for as of October 31, 2004.

9. Please tell us and disclose in future filings how you consider each of the criteria in SAB Topic 13.A in your revenue recognition policies and how those criteria apply to your company specifically.

10. We note your disclosures on page 3 that you offer one and two-year warranties on your products. Supplementally tell us and revise future filings to disclose your accounting policies for these warranties. In addition, if material, provide the rollforward of your warranty liability required by paragraph 14 of FIN 45.

Note 7 - Employee Benefit Plans - Page F-14

11. We note that you have recorded an insurance asset on your financial statements. Supplementally tell us where you have recorded this asset. Revise future filings to state where the asset is recorded and the amount and reconcile any changes to the insurance asset on a gross basis.

Note 12 - Related Party Transactions - Page F-19

12. We note that you borrowed $500,000 on November 27, 2002 from two of your officers and directors. The loans are for a term of five years and include a 9% yield that is compounded semi-annually. Your other third-party debt reflects interest rates from 4.62% to 5.22%.
You state on page F-9 that the fair value of debt approximates the recorded value based on borrowing rates currently available to you.
Please tell us why you believe that the related party notes include a market rate of interest and why the fair value approximates recorded value.

Note 14 - Acquisition - Page F-20

13. Please tell us the cost of acquiring the IMPAC companies and the value assigned to the 600,000 unregistered shares of your common stock. Tell us the significant terms of the shares issued. That is, explain whether the shares included registration rights. Tell us how you valued those shares and why.

* * * * * * * *
      As appropriate, please amend your October 31, 2004 Form 10-KSB and your January 31, 2005 Form 10-QSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Vaughn, Staff Accountant, at (202)
824-
5387 or me at (202) 942-2861 if you have questions regarding these comments. In this regard, do not hesitate to contact Daniel
Gordon,
Branch Chief, at (202) 942-2813.

					Sincerely,


					Kate Tillan
					Reviewing Accountant
??

??

??

??

Mr. Paul A. Kohmescher
Mikron Infrared, Inc.
March 9, 2005
Page 1


1